                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002.

        or

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 for the transition period from       to      .
                                                  -----    -----



Commission File Number (File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              TECHTEAM GLOBAL, INC. 401 (k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TechTeam Global, Inc.
                              27335 W. 11 Mile Road
                              Southfield, MI 48034

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
TechTeam Global, Inc. 401(k) Retirement Savings Plan
December 31, 2002 and 2001 and
Year ended December 31, 2002
with Report of Independent Auditors

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                 Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors............................................... 1

Financial Statements

Statements of Assets Available For Benefits.................................. 2
Statement of Changes in Assets Available For Benefits........................ 3
Notes to Financial Statements................................................ 4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).............. 9

Other Information:

Signatures...................................................................10
Exhibit 23.1 Certification...................................................11
Exhibit 23.2 Consent of Independent Auditors.................................12

                         Report of Independent Auditors


Plan Administrator
TechTeam Global, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of the TechTeam Global, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits at December 31, 2002 and 2001 and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young, LLP
Detroit, MI

June 6, 2003

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits





                                                                                        DECEMBER 31

                                                                                2002                       2001
                                                                    ---------------------------------------------

ASSETS
Investments:
   Mutual funds                                                     $           5,886,345          $    6,460,752
   TechTeam Global, Inc. common stock                                           4,312,386               1,771,665
   Participant loans                                                              197,587                 183,743
   Cash                                                                            63,082                 149,006
                                                                    ---------------------------------------------
                                                                               10,459,400               8,565,166


Contributions receivables:
   Participants                                                                    52,151                  53,544
   Employer                                                                        10,825                  11,096
                                                                    ---------------------------------------------
Total receivables                                                                  62,976                  64,640

                                                                    ---------------------------------------------
Assets available for benefits                                       $          10,522,376          $    8,629,806
                                                                    =============================================





See accompanying notes.

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment Income:
   Dividend and interest                                           $         68,791
   Net appreciation in fair value of investments                          1,421,811
                                                                   ----------------------
                                                                          1,490,602

Contributions:
   Participants                                                           1,480,464
   Employer                                                                 318,257
                                                                   ----------------------
                                                                          1,798,721

                                                                   ----------------------
Total additions                                                           3,289,323

DEDUCTIONS

Benefits paid to participants                                             1,341,673
Administrative fees                                                          55,080
                                                                   ----------------------
Total deductions                                                          1,396,753
                                                                   ----------------------

Net increase                                                              1,892,570


Net assets available for benefits at beginning of year                    8,629,806
                                                                   ----------------------
Net assets available for benefits at end of year                   $     10,522,376
                                                                   ======================



See accompanying notes.

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                        Notes to the Financial Statements

                                December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of TechTeam Global, Inc. (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all eligible full-time employees of the Company and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 35% of the first 4% of base compensation. Company contributions are made in the form of Company stock and cannot be redirected to other fund options.

A participant may direct their contributions to any of the Plan's fund options.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

VESTING

Participants are immediately vested in their contributions. Participants become fully vested in Company contributions upon completion of one year of service. Full vesting also occurs upon death, disability, or retirement at designated ages.

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                        Notes to the Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITURES

During 2002, no forfeitures were used to reduce the Company's contribution to the Plan. At December 31, 2002 and 2001, forfeited account balances totaled $66,724 and $20,035, respectively.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant's account would become 100% vested and be distributed to each participant in accordance with distribution policies set forth in the Plan.

FEES AND EXPENSES

Administration fees are paid by the Plan.

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                        Notes to the Financial Statements


2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments (including mutual funds, TechTeam Global, Inc. common stock and cash) are stated at fair value based on quoted market prices as of the close of business on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's assets available for benefits are as follows:


                                                                DECEMBER 31,
                                                           2002             2001
                                                  ----------------------------------
 CCTC Stable Value Pension Fund                   $     1,461,729    $     1,256,866
 Fidelity Spartan US Equity Index                         598,278            848,725
 Fundamental Investors Fund                               823,186          1,174,299
 Strong Opportunity Fund                                  875,177          1,277,785
 TechTeam Global, Inc. Stock Fund *                     4,312,386          1,771,665


*Denotes non-participant directed investment.

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                        Notes to the Financial Statements



During 2002, the Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices:


     Mutual funds                                       $(1,167,634)
     TechTeam Global, Inc. Stock Fund                     2,589,445
                                                      ---------------
                                                        $ 1,421,811
                                                      ===============


4. NONPARTICIPANT-DIRECTED INVESTMENT

Information about the significant components of changes in assets relating to the nonparticipant-directed investment is as follows:


                                                              2002
                                                       -----------------
Employer contributions                                 $      318,257
Participant contributions                                      92,349
Net appreciation in fair value                              2,589,445
Benefits paid to participants                                (435,407)
Transfers Out                                                 (23,923)


5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 3, 1993, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to receipt of this letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                              Supplemental Schedule

              TechTeam Global, Inc. 401(k) Retirement Savings Plan

                             EIN 38-2774613 Plan-001

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002



     IDENTITY OF ISSUE, BORROWER                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                     CURRENT
           OR SIMILAR PARTY                        RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE        COST         VALUE
-----------------------------------------------------------------------------------------------------------------------------------

      American Funds                    American Balanced Fund                                                     $       110,785
                                        American Europacific Growth Fund                                                    97,494
                                        Investment Company of America                                                       54,052
                                        American Funds--New Perspective Fund                                               102,131
      Calvert Funds                     Calvert Income Fund Class A                                                        237,137
*     Circle Trust Company Funds        CCTC Stable Value Pension Fund                                                   1,461,729
      Fidelity Funds                    Fidelity Blue Chip Growth Fund                                                     255,685
                                        Fidelity Growth Company                                                            354,624
                                        Fidelity Overseas Fund                                                              54,982
                                        Fidelity Spartan US Equity Index                                                   598,278
                                        Fundamental Investors Fund                                                         823,186
      Invesco Funds                     Invesco High Yield Fund                                                             59,293
      Janus Funds                       Janus Enterprise Fund                                                              220,699
                                        Janus Investment Fund                                                              264,827
      Legg Mason Funds                  Legg Mason Value Fund                                                              125,374
      Strong Funds                      Strong Opportunity Fund                                                            875,177
      Van Kampen Funds                  Van Kampen Emerging Growth A Fund                                                  190,892
*     Participants                      Loans to participants at interest rates
                                          ranging from 8% to 11%, various maturity dates                                   197,587
      Cash                                                                                                                  63,082
**    TechTeamtGlobal, Inc.             TechTeam Global Stock Fund                                     1,985,284.00      4,312,386
                                                                                                                   ----------------
Total                                                                                                              $    10,459,400
                                                                                                                   ================

*     Party-in-interest.
**    Party-in-interest, non-participant directed funds.

There were no investment assets reportable as both acquired and disposed of within the plan year.

                                   SIGNATURES

The Plan.         Pursuant to the requirements of the Securities Exchange
                  Act of 1934, the Trustee of the TechTeam Global, Inc. 401(k)
                  Retirement Savings Plan has duly caused this annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Southfield and the State of Michigan, this 25th day of June 2003.



                                        TECHTEAM GLOBAL, INC.

                                        By: /s/ Heidi K. Hagle
                                        ---------------------------------------
                                        Vice President, Human Resources

                                        Typed Name:  Heidi K. Hagle
                                        Title:  Vice President, Human Resources

                                 Exhibit Index


Number                           Description
------                           ------------
23.1                             Certification

23.2                             Consent of Independent Auditors